UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
14 February 2013

MERGER UPDATE: US DEPARTMENT OF JUSTICE CLEARS PENGUIN RANDOM HOUSE COMBINATION

Pearson and Bertelsmann today announce that they have been notified by the US Department of Justice that it has closed its investigation into the proposed merger of Penguin and Random House, without conditions.

The two companies announced their agreement to combine Penguin and Random House in October 2012. The proposed merger is currently under review by the European Commission, the Canadian Competition Bureau and various other antitrust authorities around the world. Pearson and Bertelsmann continue to expect the transaction to close in the second half of 2013, after all necessary approvals have been received.

Following completion, Bertelsmann will own 53% and Pearson 47% of Penguin Random House. It will encompass all of Random House and Penguin Group's publishing units in the U.S., Canada, the U.K., Australia, New Zealand, India and South Africa, as well as Penguin's operations in China and Random House's publishers in Spain and Latin America.  Pearson and Bertelsmann believe that the combined organisation, the world's leading consumer publishing company, will have a stronger platform and greater resources to invest in rich content, new digital publishing models and high-growth emerging markets.

ENDS

For more information:

Pearson:
Simon Mays-Smith/ Charles Goldsmith: + 44 207 010 2310
Penguin:
Rebecca Sinclair: + 44 207 010 4279

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 February 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary